MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated November 27, 2008 for the six month period ended September 30, 2008 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements, the audited consolidated financial statements and the MD&A for the year ended March 31, 2008.

Forward Looking Statements

The MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation. Forward-looking statements and information concerning anticipated financial performance are based on management’s assumptions using information currently available. Material factors or assumptions used to develop forward-looking information include potential business prospects, growth strategies, the ability to add production and reserves through development and exploration activities, the ability to reduce costs and extend commitments, projected capital costs, government legislation, well performance, the ability to market production, the commodity price environment and quality differentials and exchange rates. Although management considers its assumptions to be reasonable based on these factors, they may prove to be incorrect.

Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “assume”, “believe”, “estimate”, “expect”, “forecast”, “guidance”, “may”, “plan”, “predict”, “project”, “should”, “will”, or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to reserves, future production volumes, cash flow, royalty and tax obligations, production expenses, general and administrative expenses, future income taxes, and future exploration and development activities and the related expenditures.

Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include, but are not limited to: commodity price volatility; well performance and marketability of production; transportation and refining availability and costs; exploration and development costs; the recoverability of reserves; the Company’s ability to add reserves through development and exploration activities; fluctuations in currency exchange rates; and changes in government legislation and regulations.

The forward-looking statements contained herein are as of November 27, 2008 and are subject to change after this date. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive and as such undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, with the exception of events or circumstances that occurred during the period to which the MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete that was previously disclosed to the public, the Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Business

TAG Oil Ltd. is an independent Canadian oil and gas production and exploration company with international operations being conducted primarily through its interest in six petroleum permits located in the Taranaki Basin of New Zealand. The Company also has two permit interests (PEP 38738-D and PMP 38156-D) in the Taranaki Basin that will be formally assigned to an arms-length purchaser upon receipt of consent from the Ministry of Economic Development (“MED”) in New Zealand. The Taranaki Basin is a lightly explored area with established commercial production and all of our interests in Taranaki cover 15,827 net acres.

At the date of this report there are six wells producing at the Cheal oil field (TAG: 30.5%). The Cheal A7 well was drilled and tested during the quarter and recorded average production for the month of September of approximately 150 gross barrels of oil per day. Cheal A7 is producing using a temporary tie-in with permanent tie-in anticipated during the third quarter. Having completed and fully commissioned the Cheal production facility during the 2008 fiscal year, the Company is focused on reducing operating costs, increasing production at Cheal and high-grading our exploration prospects while continuing to mitigate the risk of our prospects through technical evaluation and strict cost control. Although the recent fall in oil prices will significantly reduce the Company’s cash-flow and profitability provided to the Company by the Cheal oil field, our long-term plan continues to focus on maximizing value at Cheal so that oil revenues can fund our development and exploration programs going forward. During these difficult financial times globally, we also intend to seek extensions on commitments where available and where felt necessary.

Petroleum Property Activities, Production and Capital Expenditures for the quarter ended September 30, 2008

During the quarter ended September 30, 2008 the Company incurred $684,436 (2007: $2,150,232) worth of net expenditures on its oil and gas properties. For the six month period ending September 30, 2008 the Company has invested $1,985,815 on its oil and gas properties compared to $5,056,220 for the same period last year. The primary capital expenditures and activities during the second quarter essentially relate to PMP 38156-S as follows:

PMP 38156-S: $195,615 (6 months: $794,364) in costs were incurred by the Company relating to the Cheal oil field production facilities and $490,050 (6 months: $1,141,056) of costs were incurred primarily on drilling.

During the second quarter of the 2009 fiscal year the Company successfully drilled the Cheal A7 well following the commercially unsuccessful drilling of the Cheal A6 and A6ST wells during the first quarter. Cheal A6 reached a total depth of 1930 meters and the well intercepted an oil bearing MM3 Formation as planned at approximately 1818 meters measured depth, but the net sand interval was interpreted as thinner than prognosed and was deemed uneconomic to complete. The Cheal Joint Venture agreed to plug and abandon the MM3 zone in this well bore, set a whipstock plug at 1359 meters and kick off a side track well to a targeted location approximately 150 meters to the south of the original A6 penetration. This location was interpreted from the Brecon 3-D seismic data set to have thicker net sands, although potentially closer to the regional oil/water contact. Cheal A6ST was drilled to a total depth of 1936 meters and intercepted the targeted MM3 sands as prognosed, well above the regional oil/water contact. After evaluation of all subsurface data the Joint Venture has agreed to plug and abandon the A6ST well as a sub-commercial hydrocarbon discovery. A new whipstock plug was then set in the wellbore and the Cheal A7 well was drilled successfully from the same surface location. Cheal A7 was drilled to a total measured depth of 1848 meters and intercepted a thicker section of oil bearing sands within the Mt. Messenger formation.

The Company has the following commitments for Capital Expenditure at September 30, 2008:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	1,400,000	1,400,000	-
Total Contractual Obligations (2)	1,400,000	1,400,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, request extensions, reject development costs, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain its permits in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $1,400,000 include exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company.

The commitment amounts for capital expenditure relate primarily to the drilling of a well on each of PEP 38738-S (TAG: 30.5% interest) and PEP 38748 (TAG: 33.33% interest) during the first or second quarter of the 2010 fiscal year. The Company is currently participating in the collection of 2-D seismic on PEP 38746 (TAG: 16.66% interest) and has a commitment to plug and abandon the unsuccessful SuppleJack wells previoulsy drilled. The Company expects to use working capital on hand as well as cash flow from oil sales to meet these commitments.

Results of Operations

The Company recorded net income for the second quarter of the 2009 fiscal year of $137,494 ($0.00 per share- basic and fully diluted) compared to a loss of $673,834 ($0.01 loss per share) for the same period last year. For the six month period ended September 30, 2008 the company recorded net income of $928,448 ($0.01 per share – basic and fully diluted) compared to a loss of $1,585,597 ($0.02 loss per share) for the same period last year. Net income for the period essentially resulted from the Company’s net production revenue. Stock options and share purchase warrants outstanding are not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

The Company’s revenue for the second quarter consisted of oil and gas sales from the Cheal Oil Field, totalling $1,534,373 (6 months: $3,595,197) and interest income of $34,414 (6 months: $79,355) compared to $789,655 (6 months: $1,683,154) of production revenue and $176,520 (6 months: $300,271) of interest income being recorded for the same period last year. Interest income decreased for the year when compared to the same period last year as a result of the Company’s lower working capital balances.

During the quarter ended September 30, 2008, the Cheal oil field produced 37,717 (6 months: 81,424) gross barrels of oil and 41,660 (6 months: 93,000) gross barrels of oil were sold with associated gas produced being used to generate electricity on-site with excess gas being sold to an independent third party. The Company’s 30.5% share of oil produced and sold for the quarter was 11,504 (6 months: 24,834) and 12,706 (6 months: 28,365), respectively. The Company’s share of production costs for the second quarter of the 2009 fiscal year amounted to $592,627 (6 months: $940,610) while depletion and royalties amounted to $335,724 (6 months: $741,396) and $64,496 (6 months: $154,379), respectively.

Production for the quarter averaged 410 barrels gross per day (TAG: 125 barrels per day). The tie-in of the Cheal A7 well enabled the Cheal JV to maintain production of approximately 450 barrels per day over the six months ended September 30, 2008. Additional successful drilling is required to maintain and increase daily production and the joint venture is also considering the implementation of a formal cycling plan to manage gas to oil ratio’s. Additional work is also being conducted to identify the potential benefits of downhole heating, a waterflood program and a fracture stimulation operation in order to further develop the Cheal field to capture the maximum amount of reserves. Gas export from the field commenced on December 21, 2007 with a total of 30.03 million standard cubic feet being exported to the Waihapa Production Station to March 31, 2008 and 30.351 million standard cubic feet being exported during the first quarter of the 2009 fiscal year.

In July 2008, the Waihapa Production Station was shut down due to inadequate supplies of gas to the facility from other sources and remains shut-down at the date of this report. The Cheal field oil production produces very small volumes of gas; most of which is used to operate the plant and generate electricity into the grid. However any residual amounts of gas was being processed at the Waihapa Production Facility and sold prior to the shut-down. As a result of the shut down, processing of raw gas from Cheal into the Waihapa Production Station has been suspended and oil production as a result is required to be cycled to ensure excess gas is not produced. It is uncertain when processing through the Waihapa Production Facility will begin again.

Since the Company acquired its interest in PMP 38156-S in June 2006, the Cheal oil field has produced 296,255 barrels of oil to September 30, 2008. From November 2004 to September 30, 2008, however, the Cheal oil field has produced 389,949 barrels of oil.

General and administrative (“G&A”) costs for the second quarter of the 2009 fiscal year decreased to $396,850 (6 months: $719,575) from $779,753 (6 months: $1,163,714) for the same period as last year primarily due to less exploration activity taking place when compared to the same periods last year.

A comparative summary of the Company’s G&A costs over the three and six months ending September 30, 2008 is as follows:

	3 months ended September 30		6 months ended September 30
	2008	2007	2008	2007
Consulting fees	$69,216	$6,000	$99,276	$8,272
Directors fees	3,000	15,807	19,000	49,741
Filing, listing and transfer agent	16,251	15,292	24,524	21,655
Reports	31,062	17,468	31,062	17,468
Office and administration	36,751	30,969	68,825	53,531
Professional fees	24,265	26,083	40,449	67,991
Rent	11,881	11,299	19,314	24,035
Shareholder relations and
communications	21,245	26,144	52,508	47,030
Travel	21,371	17,038	51,512	74,064
Wages	176,174	620,520	353,569	847,890
Overhead recoveries	(14,366)	(6,867)	(40,464)	(47,963)
	$396,850	$779,753	$719,575	$1,163,714

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange loss for the second quarter amounting to $34,808 (6 months: $94,829) compared to a foreign exchange loss of $633,645 (6 months: $1,184,889) last year. The foreign exchange loss for the quarter was caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $6,341 for the quarter ending September 30, 2008 (6 months: $12,680) relating to the amortization of the fair value compensation cost of stock options previously granted.

c. The Company incurred a nominal amount of general exploration costs (recoveries) for the quarter (6 months: $17,063) compared to $51,370 for the same quarter last year (6 months: $392,180).

d. The Company received $22,731 from Austral Pacific as part of the agreement to resolve the dispute related to the construction of the Cheal facility. Specifically, the $22,731 consists of the first of twelve payments Austral Pacific will pay to the Company after successfully completing the Cheal A7 well for production.

Please also refer to Note 2 of the accompanying unaudited consolidated interim financial statements for information realting to the Company’s assets.

Summary of Quarterly Information

2009		2008				2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$

Total revenue	1,534,373	2,060,824	1,181,981	1,238,819	789,655	893,499	366,611	337,311

General and
administrative	(396,850)	(322,725)	(735,459)	(421,921)	(779,753)	(383,961)	(741,455)	(430,745)

Foreign
Exchange	(34,808)	(60,021)	(509,337)	(188,290)	(633,645)	(551,244)	47,086	634,690

Stock option
compensation	(6,341)	(6,339)	(11,382)	(22,817)	(22,817)	(22,817)	(23,838)	(39,219)

Other	(958,880)	(880,785)	(276,812)	(7,202,724)	(27,274)	(847,240)	(15,992,555)	(1,273,535)

Net income
(loss)	137,494	790,954	202,615	(6,596,933)	(673,834)	(911,763)	(16,344,151)	(771,498)

Basic income
(loss) per
share	0.00	0.01	0.00	(0.07)	(0.01)	(0.01)	(0.19)	(0.01)

Diluted
income (loss)
per share	0.00	0.00	0.00	(0.07)	(0.01)	(0.01)	(0.19)	(0.01)

Liquidity and Capital Resources

The Company ended the second quarter with $5,928,827 (September 30, 2007: $6,892,312) in cash and cash equivalents and $7,504,083 (September 30, 2007: $7,633,746) in working capital. This compares to $6,553,101 in cash and cash equivalents and $7,511,039 in working capital for the year ended March 31, 2008. As of the date of this report the Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration and development programs and anticipated revenue from the Cheal oil field. Additional material commitments, changes to production estimates or any acquisitions by the Company may require a source of additional financing. Alternatively certain permits may be farmed-out or relinquished.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Related Party Transaction
The Company was not involved in any related party transaction during the period ended September 30, 2008 outside of paying wages and certain other general and adminstrative expenses as disclosed in this report and in the accompanying unaudited consolidated financial statements.

Subsequent Events
For more information please also refer to Note 10 of the accompanying unaudited consolidated financial statements.

Share Capital
Please refer to Notes 6 and 10 of the accompanying unaudited consolidated financial statements for share capital information to the date of this report.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an environmentally sensitive manner in all operations. Please also refer to Forward Looking Statements.

Changes in Accounting Policies
Please refer to Note 1 of the accompanying unaudited consolidated financial statements.

Additional information relating to the Company is available on Sedar at www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER
Garth Johnson	Bank of Montreal
President, CEO, CFO and Director	Vancouver, British Columbia
Vancouver, British Columbia
LEGAL COUNSEL
John Vaccaro	Blake, Cassels & Graydon
Director	Vancouver, British Columbia
Vancouver, British Columbia
Bell Gully
Dan Brown	Wellington, New Zealand
Director
Vancouver, British Columbia	AUDITORS
De Visser Gray
Guiseppe (Pino) Perone	Chartered Accountants
Director	Vancouver, British Columbia
Vancouver, British Columbia
REGISTRAR AND TRANSFER AGENT
CORPORATE OFFICE	Computershare Investor Services Inc.
Suite 1407, 1050 Burrard Street	100 University Avenue, 9th Floor
Vancouver, British Columbia	Toronto, Ontario
Canada V6Z 2S3	Canada M5J 2Y1
Telephone: 1-604-609-3350	Telephone: 1-800-564-6253
Facsimile: 1-604-682-1174	Facsimile: 1-866-249-7775

REGIONAL EXPLORATION OFFICE	ANNUAL GENERAL MEETING
New Plymouth, New Zealand	The Annual General Meeting will be held
on December 19, 2008 at 10:00am at the
SUBSIDIARIES	offices of Blake, Cassels & Graydon located at
TAG Oil (NZ) Limited	Suite 2600, 595 Burrard Street
TAG Oil (Canterbury) Limited	Vancouver, B.C. V7X 1L3
Cheal Petroleum Limited
SHARE LISTING
SHAREHOLDER RELATIONS	TSX Venture Exchange
Telephone: 604-609-3350	Trading Symbol: TAO
Email: ir@tagoil.com	OTC Bulletin Board
Trading Symbol: TAGOF
SHARE CAPITAL
At November 26, 2008, there were	WEBSITE
89,799,081 shares issued and outstanding.	www.tagoil.com
Fully diluted: 91,184,081 shares